Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31, 2014	March 31, 2013
	$	$
Available earnings:
Earnings before income taxes and equity earnings	54	24
Add fixed charges:
Interest expense incurred	24	22
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	3

Total earnings as defined	81	50

Fixed charges:
Interest expense incurred	24	22
Amortization of debt expense and discount	1	1
Interest portion of rental expense (1)	2	3

Total fixed charges	27	26
Ratio of earnings to fixed charges	3.0	1.9

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e. 1/3 of rental expense).